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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02005334

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46868

RECD S.E.C.
JAN 1 9 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fairview Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19 Old King's Highway South, Suite 12
(No. and Street)

Darien	CT	06820
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce G. Kinloch (203) 655-7100
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian A. Sutton, P.C.
(Name — *if individual, state last, first, middle name*)

53 Old King's Highway North	Darien	CT	06820
(Address)	(City)	(State)	(Zip Code)

PROCESSED
FEB 2 2 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Bruce G. Kinloch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fairview Securities, Inc., as of December 31, XX 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Subscribed and Sworn to before me, a Notary Public, in and for County of Fairfield and State of Connecticut, this 25th day of January 2002

Colleen M. Morin
Notary Public
My Commission Expires April 30, 2004

Signature

President
Title

Colleen M. Morin
Notary Public

COLLEEN M. MORIN
NOTARY PUBLIC
MY COMMISSION EXPIRES APR. 30, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
FEB 1 9 2002
WASH, D.C.
365
SECTION

FAIRVIEW SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE PURSUANT TO RULE 17a-5
OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2001
(PUBLIC)

FAIRVIEW SECURITIES, INC.

Index to Financial Statement and Supplemental Information

BRIAN A. SUTTON, P.C.
CERTIFIED PUBLIC ACCOUNTANT
53 OLD KINGS HIGHWAY NORTH, SUITE 203
DARIEN, CONNECTICUT 06820

TEL. (203) 655-3990
FAX (203) 655-9943
BRIAN@SUTTONCPA.COM

- *INDEPENDENT ACCOUNTANT'S REPORT* -

Board of Directors
Fairview Securities, Inc.

We have audited the accompanying statement of financial condition of Fairview Securities, Inc. as of December 31, 2001 and the related statements of income, changes in stockholders' equity, and cash flows for the year ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fairview Securities, Inc. as of December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17(a)-5 of The Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Darien, Connecticut

January 31, 2002



FAIRVIEW SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

Current Assets:

Cash	$ 8,246
Loans Receivable	10,000
Other Current Assets	5,213
Total Current Assets	23,459
Total Assets	$ 23,459

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:

Accounts Payable and Accrued Expenses	$ 1,547
Total Current Liabilities	1,547
Total Liabilities	$ 1,547

Stockholders' Equity:

Capital Stock - no par value authorized - 20,000 shares; 6,500 shares issued; 6,500 shares outstanding	130,000
Deficit in Retained Earnings	(108,088)
Total Stockholders' Equity	21,912
Total Liabilities and Stockholders' Equity	$ 23,459

See accompanying notes to these financial statements.

FAIRVIEW SECURITIES, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2001

Fee Income	$ 453,883
Expenses	(464,531)
Operating Loss	(10,648)
Other Income	0
Net Loss Before Income Taxes	(10,648)
Income Tax Provision	0
Net Income (Loss)	$ (10,648)

See accompanying notes to these financial statements.

FAIRVIEW SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2001

	Common Stock	(Deficit) in Retained Earnings
Balances at January 1, 2001	$ 130,000	$(78,440)
Distribution to Stockholder	--	(19,000)
Net (Loss)	--	(10,648)
Balances at December 31, 2001	$130,000	$(108,088)

See accompanying notes to these financial statements.

FAIRVIEW SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2001

Cash Flows from Operating Activities:	
Net (Loss)	$ (10,648)
Adjustments to Reconcile Net (Loss) to Net Cash Used in Operating Activities:	
Decrease in Loans Receivable	13,752
Decrease in Other Current Assets	156
Decrease in Accounts Payable and Accrued Expenses	(4,664)
Net Cash (Used) in Operating Activities	(1,404)
Cash Flows from Investing Activities:	0
Cash Flows from Financing Activities:	
(Distribution) to Owner	(19,000)
Net Cash (Used in) Financing Activities	(19,000)
Net Decrease in Cash	(20,404)
Cash, December 31, 2000	28,650
Cash, December 31, 2001	$ 8,246
Supplemental Cash Flow Information	
- Income taxes paid during 2001	$250
- Interest paid during 2001	$ 0

See accompanying notes to these financial statements.

FAIRVIEW SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND BUSINESS

Fairview Securities, Inc ("Fairview") is a Connecticut Corporation formed on November 12, 1993. Fairview's business activities include raising capital from institutional investors for investment funds or advisors. Fairview provides consulting and sales support services to Registered Investment Advisors. Fairview is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Estimates and assumptions may affect the amount of assets and liabilities, revenue and expenses reported in the financial statements. The actual end result may vary from the estimate used at the time of financial statement preparation.

Cash and Cash Equivalents

Fairview considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

Fees are recognized when services are completed and the revenues are reasonably determinable, unless the service is rendered on a contingent fee basis in which case revenues are recognized upon satisfaction of the contingency.

Exemption From SEC Rule 15c3-3

Fairview does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to customers and, accordingly, is exempt from SEC Rule 15c3-3.

NOTE 3. RELATED PARTY TRANSACTIONS

The sole stockholder of the Company owns 50% of an LLC, Fairview Financial Group, LLC (F.F.G.).

NOTE 3. RELATED PARTY TRANSACTIONS-continued

The Company loaned $5,000 to F.F.G. on October 24, 2001. This loan was repaid on December 3, 2001. As part of an oral agreement between F.F.G. and the Company a $10,000 receivable was established during the year ended December 31, 2001 to reimburse for expenses of the Company. As of December 31, 2001, the receivable balance was $10,000. The $10,000 was recorded as a reduction in commission expense and was received by the Company on January 15, 2002.

On January 31, 2002, a written agreement was signed between F.F.G. and the Company that covers 2002, that calls for $30,000 to be paid by F.F.G to the Company as an Administrative Services Fee.

NOTE 4. INCOME TAXES

Effective November 12, 1993, the Company obtained Internal Revenue Service approval to be taxed as an "S" Corporation. Therefore, there is no provision for Federal Corporate Income taxes as the income is taxed to the stockholder. "S" Corporations are no longer taxable in the State of Connecticut. The $250 paid in 2001 for income taxes is the State of Connecticut's corporate minimum tax and was paid for the year 2000. The provision for income tax expense for 2001 is zero.

NOTE 5. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires that the Company maintain minimum net capital, as defined, of $5,000 or 6 2/3% of aggregate indebtedness, as defined, whichever is greater. At December 31, 2001, the Company has net capital of $6,699 which was $1,699 in excess of its statutory requirements. The Company's ratio of aggregate indebtedness to net capital was .23:1

• *SUPPLEMENTARY INFORMATION* •

FAIRVIEW SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

Computation of Net Capital:	
Stockholders' Equity	$ 21,912
Add: Liabilities Subordinated to Claims of General Creditors	0
Allowed in Computation of Net Capital	21,912
Total Stockholders' Equity and Allowable Subordinated Liabilities	
Deductions and/ or Charges:	
Non-allowable Assets:	
Loans Receivable	(10,000)
Other Current Assets	(5,213)
Current Capital	6,699
Less: Minimum Net Capital Requirement, Greater of one –fifteenth Of Aggregate Indebtedness of $ 1,547 or $5,000	5,000
Excess Net Capital	$1,699
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	$1,547
Total Aggregate Indebtedness	$1,547
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.23:1

STATEMENT PURSUANT TO SEC RULE 17A-5(D) (4):

There is no difference between the amounts reported in this computation of net capital and the corresponding amounts reported in the Company's unaudited December 31, 2001 Form X-17A-5 Part IIA filing.

Net capital per unaudited December 31, 2001 Form X-17A-5 Part IIA.	$6,699
Net capital per above computation	$ 6,699
Difference	-0-

FAIRVIEW SECURITIES, INC.
OTHER INFORMATION
As of December 31, 2001

No material inadequacies were found to exist. In addition, no material inadequacies were found to have existed since the date of the previous audit.

The following items do not apply to the Company for the year ended December 31, 2001, and therefore, have not been presented.

- Statement of changes in liabilities subordinated to claims of creditors. The Company does not have any liabilities subordinated to claims of creditors.

- Computation for determination of reserve requirements pursuant to rule 15c3-3. Exemption is claimed under rule 15c3-3(k)(1). The Company is in compliance with the conditions of this exemption.

- Information relating to the possession or control requirements under rule 15c3-3. Exemption is claimed under rule 15c3-3 (k) (1). The Company is in compliance with the conditions of this exemption.

- A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.

- The SIPC supplemental report is not required due to the suspension of the requirement.

BRIAN A. SUTTON, P.C.
CERTIFIED PUBLIC ACCOUNTANT
53 OLD KINGS HIGHWAY NORTH, SUITE 203
DARIEN, CONNECTICUT 06820

TEL. (203) 655-3990
FAX (203) 655-9943
BRIAN@SUTTONCPA.COM

Board of Directors
Fairview Securities, Inc.

In planning and performing our audit of the financial statements of Fairview Securities, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practice and procedures (including test of compliance with such practices and procedures) followed by Fairview Securities, Inc. that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 (2) in complying with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2000 and, further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ending December 31, 2001.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Darien, Connecticut
January 31, 2002

